SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Perusahaan Perseroan P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

StarOne to Operate in Jakarta

Jakarta, 13 July 2004. Indosat announced that the fixed wireless access (FWA) services using StarOne brand started to operate in Jakarta, Bekasi, Tangerang and Depok on 9 July 2004.

“Indosat is again launching an alternative telecommunication service for the public, especially for people in the Capital City with a fixed wireless access (FWA) service called StarOne. StarOne is now ready for service to fulfill the public’s requirement for an economical telecommunication services which provides a complete features namely voice, SMS and data with limited mobility,” said Wahyu Wijayadi, Director of Fixed Telecommunication and MIDI of Indosat.

“StarOne also provides a high quality service, as Indosat’s commitment to continue to deliver the highest quality services for customers,” added Wahyu.

StarOne is a data and voice telecommunication service with a limited mobility for a certain code area. This service is using the fixed wireless technology called CDMA (Code Division Multiple Access) 2000 1X which is the digital cellular system developed for the future telecommunication. This technology offers many more advantage such as the quality of voice which is more clear, providing the security system or privacy from tapping and duplication, and is good for health because the wave radiation caused is relatively low compared to other wireless technology.

The presence of StarOne is the second step after the Company operated this services in Surabaya and its surrounding areas since May 2004.

“Besides offering the public with more alternatives choices of fixed telecommunication, the presence of StarOne will facilitate the society who had no telecommunications facilities so far to own such facility,” added Wahyu.

The services of which users of StarOne can utilize includes basic voice service for local telephony, domestic long distance, IDD and all calls made to cellular destination (Matrix, Mentari, IM3, Telekomsel, XL, Mobile 8, Lippo Telecom), Telkom Flexi and residential fixed telephone. While SMS service can be utilized between StarOne users, sms to Matrix, Mentari, IM3, XL, Mobile 8 and Lippo Telecom. Beside that, StarOne user can have an access to Internet network with the 153,6 kbps.

StarOne is available of prepaid and postpaid. Postpaid StarOne offers several advantages such as economical SMS tariff to StarOne, Matrix, Mentari and IM3 with a Rp 100 rate per SMS, DLD tariff using 011 access code between StarOne users (Jakata to/from Surabaya) Rp 900/minute. Besides that, Postpaid StarOne offers a Rp 97.5 rate per minute for calls made to PSTN. While prepaid StarOne offers the sms tariff to StarOne, Matrix, Mentari and IM3 with a Rp 150 rate per SMS. In addition to that, local calls to cellular destination costs at Rp 750 per minute. For DLD calls using the 011 access code from StarOne costs at Rp 1,000/minute.

For prepaid StarOne, the price of its starter pack is Rp 50,000 containing top-up worth Rp 35,000. While its reloading top-up voucher is available for Rp 100,000, Rp 50,000, Rp 20,000 and Rp 10,000 denominations. During the promotion period, customers who subscribe the starter pack will get a 100 sms bonus. For customers who buy the Rp 50,000 denomination reloading voucher will get a 75 sms bonus. Meanwhile, for postpaid StarOne in the promotion period up to 31 August 2004, customer will enjoy free administration fee. In addition, the postpaid customers will also get a 50 sms bonus. Customers who subscribe postpaid and prepaid StarOne will ge a free internet access during the promotion period.

To subscribe StarOne, customers in Jakarta can visit Walk in Center (WIC) available at :

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ITC Roxy Mas, First Floor No. 17, Jl. KH Hasyim Ashari, Jakarta Pusat

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ITC Cempaka Mas, Fourth Floor No. 780-784, Jl. LetJen Suprapto, Jakarta

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Mal Ambassador, Third Floor No. 21, Jl. Prof. Dr. Satrio, Jakarta

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Indosat’s Headquarter, Jl. Medan Merdeka Barat No. 21, Jakarta

Besides those above places, the starter pack and reloading voucher of prepaid StarOne is also available at outlets hanging on the StarOne logo. Information about StarOne is also available in the website : http://www.mystarone.com, or you may contact 021-3011 1111 or dial 102 from PSTN.

About Indosat

Indosat is the most complete telecommunication and information provider in Indonesia providing: cellular, IDD, local telecommunication, fixed wireless access and multimedia, data communication & internet (MIDI).  On the first quarter of 2004, cellular business contributed 68,4% of Indosat’s total revenue.  IDD contributed 17,5% and MIDI services contributed 13,8%.  Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT)

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax  : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Division Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

Email :   publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : July 20, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director